

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via E-Mail
Matthew Allen
President
Wheelchair ADL Solutions Corporation
1324 N. Liberty Lake Rd. #169
Liberty Lake, WA 99019

> **Re:** **Wheelchair ADL Solutions Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 28, 2012**
> **File No. 333-178417**

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to the last sentence of prior comment 1. However, your document continues to refer on page 21 to two stages. Please reconcile the disclosure on page 5 about three stages with the disclosure on page 21 about two stages.

Determination of Offering Price, page 15

2.   Since the offering price is different for the primary shares versus the secondary shares, please revise your disclosure here to reflect the differing approaches taken by the company and the selling shareholders in setting the offering price.

<u>Plan of Operation, page 19</u>

3.   Refer to your disclosure added in the first paragraph of this section in response to prior comment 3. With a view toward disclosure, please tell us how you intend to use your "current cash and any additional revenues" for the expenses mentioned in items (1) and (2) of the first paragraph. We note the disclosure on page 15 about expenses of $50,000 associated with being a public company and the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011.

4.   Refer to your disclosure added in the last sentence of the first paragraph in response to prior comment 4 that it is "quite likely" that you will initially be unable to fully comply with the reporting requirements. Please provide us with your analysis regarding if acceleration of the effective date of the registration statement would be in the public interest and consistent with the protection of investors.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David M. Rees